Exhibit 99.1

Filing of Aphria Inc.'s Form 40-F with the U.S. Securities and Exchange Commission

LEAMINGTON, ON, Sept. 4, 2019 /CNW/ - On August 1, 2019, Aphria Inc. ("Aphria" or the "Company") (TSX: APHA and NYSE: APHA) filed its annual report for the fiscal year ended May 31, 2019 on Form 40-F (as amended, the "2019 Annual Report") with the U.S. Securities and Exchange Commission (the "SEC").

The 2019 Annual Report contains audited financial statements, management's discussion and analysis and other disclosures. Printed copies of the Company's fiscal 2019 annual financial statements are available free of charge to Aphria Inc. shareholders upon written request to investors@aphria.com.

The 2019 Annual Report can be accessed by visiting the SEC's website (www.sec.gov) and Aphria's website (https://aphriainc.com/investors/)

About Aphria Inc.
Aphria Inc. is a leading global cannabis company driven by an unrelenting commitment to our people, the planet, product quality and innovation. Headquartered in Leamington, Ontario – the greenhouse capital of Canada – Aphria Inc. has been setting the standard for the low-cost production of high-quality cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria Inc. is committed to bringing breakthrough innovation to the global cannabis market. The Company's portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders' multi-generational expertise in commercial agriculture, Aphria Inc. drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit: aphriainc.com

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SOURCE Aphria Inc.

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%CIK: 0001733418

For further information: For media inquiries please contact: Tamara Macgregor, Vice President, Communications & Public Affairs, Aphria Inc., tamara.macgregor@aphria.com, 437-343-4000; For investor inquiries please contact: Katie M. Turner, ICR, Inc., katie.turner@icrinc.com, 646-277-1228

CO: Aphria Inc.

CNW 20:00e 04-SEP-19